SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

JASON INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

471172106

(CUSIP Number)

June 30, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 471172106

1.	Names of reporting persons Alex Mitchell
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,922,702
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,922,702
9.	Aggregate amount beneficially owned by each reporting person 2,922,702
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 12.3%
12.	Type of reporting person (see instructions) IN

CUSIP No. 471172106

1.	Names of reporting persons Scopus Capital, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,922,702
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,922,702
9.	Aggregate amount beneficially owned by each reporting person 2,922,702
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 12.3%
12.	Type of reporting person (see instructions) CO

CUSIP No. 471172106

1.	Names of reporting persons Scopus Asset Management, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,922,702
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,922,702
9.	Aggregate amount beneficially owned by each reporting person 2,922,702
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 12.3%
12.	Type of reporting person (see instructions) IA

CUSIP No. 471172106

1.	Names of reporting persons Scopus Advisors, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,785,708
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,785,708
9.	Aggregate amount beneficially owned by each reporting person 1,785,708
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 7.8%
12.	Type of reporting person (see instructions) OO

CUSIP No. 471172106

1.	Names of reporting persons Scopus Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 278,726
	7.	Sole dispositive power 0
	8.	Shared dispositive power 278,726
9.	Aggregate amount beneficially owned by each reporting person 278,726
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 1.3%
12.	Type of reporting person (see instructions) PN

CUSIP No. 471172106

1.	Names of reporting persons Scopus Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,257,678
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,257,678
9.	Aggregate amount beneficially owned by each reporting person 1,257,678
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.5%
12.	Type of reporting person (see instructions) PN

CUSIP No. 471172106

1.	Names of reporting persons Scopus Vista Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 249,304
	7.	Sole dispositive power 0
	8.	Shared dispositive power 249,304
9.	Aggregate amount beneficially owned by each reporting person 249,304
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 1.1%
12.	Type of reporting person (see instructions) PN

CUSIP No. 471172106

1.	Names of reporting persons Scopus Fund Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,068,361
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,068,361
9.	Aggregate amount beneficially owned by each reporting person 1,068,361
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 4.7%
12.	Type of reporting person (see instructions) CO

CUSIP No. 471172106

1.	Names of reporting persons Scopus Vista Fund Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 68,633
	7.	Sole dispositive power 0
	8.	Shared dispositive power 68,633
9.	Aggregate amount beneficially owned by each reporting person 68,633
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.3%
12.	Type of reporting person (see instructions) CO

Item 1.

(a)	Name of Issuer:

Jason Industries, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

411 East Wisconsin Avenue

Suite 2100

Milwaukee, Wisconsin 53202

Item 2.

(a)	Name of Person Filing:

This statement is filed by Mr. Alex Mitchell; Scopus Capital, Inc. (“SCI”); Scopus Asset Management, L.P. (“SAMLP”); Scopus Advisors, LLC (“SALLC”); Scopus Partners, L.P. (“SPLP”); Scopus Partners II, L.P. (“SPIILP”); Scopus Vista Partners, L.P. (“SVPLP”); Scopus Fund Ltd. (“SFL”); and Scopus Vista Fund Ltd. (“SVFL,” and together with Mr. Mitchell, SCI, SAMLP, SALLC, SPLP, SPIILP, SVPLP and SFL, the “Reporting Persons”).

Attached as Exhibit 99.1 hereto, which is incorporated by reference herein, is an agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them.

(b)	Address of Principal Business Office or, if none, Residence:

For each Reporting Person:

623 Fifth Avenue, 31st Floor

New York, New York 10022

(c)	Citizenship:

For each Reporting Person other than Mr. Mitchell, SFL and SVFL, Delaware.

For Mr. Mitchell, United States of America

For SFL and SVFL, British Virgin Islands.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”)

(e)	CUSIP Number:

471172106

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Statement.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 21,990,666 shares of Common Stock outstanding as of August 11, 2014, as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 11, 2014.

The beneficial ownership of SPLP consists of 119,421 shares of Common Stock directly held and 159,305 shares of Common Stock underlying warrants exercisable within 60 days of the filing date of this Statement. The beneficial ownership of SPIILP consists of 537,353 shares of Common Stock directly held and 720,325 shares of Common Stock underlying warrants exercisable within 60 days of the filing date of this Statement. The beneficial ownership of SVPLP consists of 87,840 shares of Common Stock directly held and 161,464 shares of Common Stock underlying warrants exercisable within 60 days of the filing date of this Statement. The beneficial ownership of SFL consists of 455,920 shares of Common Stock directly held and 612,441 shares of Common Stock underlying warrants exercisable within 60 days of the filing date of this Statement. The beneficial ownership of SVFL consists of 26,266 shares of Common Stock directly held and 42,367 shares of Common Stock underlying warrants exercisable within 60 days of the filing date of this Statement.

SALLC is the general partner of each of SPLP, SPIILP and SVPLP and is deemed to have beneficial ownership of the Common Stock beneficially owned by each such entity. SAMLP is the investment advisor to each of SPLP, SPIILP, SVPLP, SFL and SVFL and is deemed to have beneficial ownership of the Common Stock beneficially owned by each such entity. SCI is the general partner of SAMLP and is deemed to have beneficial ownership of the Common Stock beneficially owned by SAMLP. Mr. Mitchell holds 100% of the ownership interest in each of SALLC and SCI and is deemed to have beneficial ownership of the Common Stock beneficially owned by each such entity.

The beneficial ownership amounts disclosed above is as of the filing date of this Statement. The beneficial ownership amounts as of June 30, 2014, the date that required the filing of this Statement, is as follows:

•	Mr. Mitchell, SCI and SAMLP: 2,926,102 shares of Common Stock, consisting of 1,230,200 shares of Common Stock directly held and 1,695,902 shares of Common Stock underlying warrants exercisable within 60 days of June 30, 2014. Such amount represented 12.4% of the outstanding shares of Common Stock on June 30, 2014.

•	SALLC: 1,787,771 shares of Common Stock, consisting of 746,677 shares of Common Stock directly held and 1,041,094 shares of Common Stock underlying warrants exercisable within 60 days of June 30, 2014. Such amount represented 7.8% of the outstanding shares of Common Stock on June 30, 2014.

•	SPLP: 279,104 shares of Common Stock, consisting of 119,799 shares of Common Stock directly held and 159,305 shares of Common Stock underlying warrants exercisable within 60 days of June 30, 2014. Such amount represented 1.3% of the outstanding shares of Common Stock on June 30, 2014.

•	SPIILP: 1,259,361 shares of Common Stock, consisting of 539,036 shares of Common Stock directly held and 720,325 shares of Common Stock underlying warrants exercisable within 60 days of June 30, 2014. Such amount represented 5.5% of the outstanding shares of Common Stock on June 30, 2014.

•	SVPLP: 249,306 shares of Common Stock, consisting of 87,842 shares of Common Stock directly held and 161,464 shares of Common Stock underlying warrants exercisable within 60 days of June 30, 2014. Such amount represented 1.1% of the outstanding shares of Common Stock on June 30, 2014.

•	SFL: 1,069,696 shares of Common Stock, consisting of 457,255 shares of Common Stock directly held and 612,441 shares of Common Stock underlying warrants exercisable within 60 days of June 30, 2014. Such amount represented 4.7% of the outstanding shares of Common Stock on June 30, 2014.

•	SVFL: 68,635 shares of Common Stock, consisting of 26,268 shares of Common Stock directly held and 42,367 shares of Common Stock underlying warrants exercisable within 60 days of June 30, 2014. Such amount represented 0.3% of the outstanding shares of Common Stock on June 30, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 25, 2014

ALEX MITCHELL		SCOPUS CAPITAL, INC.

/s/ Daniel Aharon, attorney-in-fact		By:	/s/ Daniel Aharon

		Name:	Daniel Aharon
		Title:	Attorney-in-Fact

SCOPUS ASSET MANAGEMENT, L.P.		SCOPUS ADVISORS, LLC
By:	Scopus Capital, Inc., its General Partner

By:	/s/ Daniel Aharon	By:	/s/ Daniel Aharon

Name:	Daniel Aharon	Name:	Daniel Aharon
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

SCOPUS PARTNERS, L.P.		SCOPUS PARTNERS II, L.P.
By:	Scopus Advisors, LLC, its General Partner	By:	Scopus Advisors, LLC, its General Partner

By:	/s/ Daniel Aharon	By:	/s/ Daniel Aharon

Name:	Daniel Aharon	Name:	Daniel Aharon
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

SCOPUS VISTA PARTNERS, L.P.		SCOPUS FUND LTD.
By:	Scopus Advisors, LLC, its General Partner

By:	/s/ Daniel Aharon	By:	/s/ Daniel Aharon

Name:	Daniel Aharon	Name:	Daniel Aharon
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

SCOPUS VISTA FUND LTD.

By:	/s/ Daniel Aharon

Name:	Daniel Aharon
Title:	Attorney-in-Fact